

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 27, 2023

Kathleen K. Oberg
Chief Financial Officer
Marriott International, Inc.
7750 Wisconsin Avenue
Bethesda, Maryland 20814

      Re: Marriott International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed February 14, 2023
           File No. 001-13881

Dear Kathleen K. Oberg:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Stephanie Carrick